January 9, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: William H. Thompson, Accounting Branch Chief

Attn: Robyn Manuel, Staff Accountant

100 F Street, NE

Washington, D.C. 20549

Office:202-551-3344

manuelr@sec.gov

Re:

Calpian, Inc.

Form 10-K Transition Report for Fiscal Year Ended March 31, 2014

Filed August 11, 2014

Form 8-K Filed March 7, 2014

Form 8-K Filed August 15, 2014

Response dated October 10, 2014

File No. 0-53997

Ladies and Gentlemen:

Calpian, Inc. (the “Company”) is in receipt of the comments of the Staff (the “Staff”) as set forth in its letter dated November 3, 2014 (the “Comment Letter”) relating to the above referenced files.  As the Staff may be aware, the Company initially intended to file a response to the Comment Letter on January 9, 2015.  Although the Company has been diligently preparing the response, the Company was unable to timely complete it.  In order to respond to the Comment Letter, the Company intends to address the Staff’s comments by filing a correspondence and a proposed amendment to the Form 10-K Transition Report for Fiscal Year Ended March 31, 2014 by January 30, 2015.

Please do not hesitate to contact the undersigned at 214-213-4970 if you have any questions or comments.  Thank you.

Very truly yours,
/s/ Scott Arey
Scott Arey

Cc: Darrin M. Ocasio, Esq.

      Sichenzia Ross Friedman Ference LLP